Exhibit 99.1

Zapp EV Announces Reverse Stock Split

LONDON, April 16, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionize personal urban mobility, today announced that its shareholders approved at the Company’s annual general meeting on April 11, 2024, and that the Company will effect, a consolidation of its authorized share capital at a ratio of 1-for-20 (the “Reverse Stock Split”), in order that the share capital of the Company be amended from US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 to US$50,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.002 (the latter, the “New Ordinary Shares”).

The Reverse Stock Split will be effective at 4:01 p.m. (EDT) on Monday, April 22, 2024, and the Company’s ordinary shares will begin trading on a split-adjusted basis when the Nasdaq Global Market (“Nasdaq”) opens for trading on Tuesday, April 23, 2024. The ordinary shares will continue to trade on Nasdaq under the trading symbol “ZAPP”, but will trade under new CUSIP number G9889X 123.

As a result of the Reverse Stock Split, every 20 ordinary shares issued and outstanding as of the effective date will be automatically combined into one New Ordinary Share. No fractional shares will be issued as a result of the Reverse Stock Split. Where shareholders would otherwise be entitled to fractional shares as a result of the Reverse Stock Split because they hold a number of shares not evenly divisible by 20, such shareholders will automatically be entitled to an additional fraction of a share to round up to the next whole New Ordinary Share. The reverse split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity capital, except to the extent certain shareholders receive an additional fraction of a share due to the rounding up described above.

The Company will proportionately adjust the terms of outstanding warrants, equity-based awards and other outstanding equity rights, including 26,437,500 warrants originally issued in the business combination with CIIG Capital Partners II, Inc. (the “Public Warrants”). Accordingly, the number of shares issuable upon exercise of the Public Warrants will be reduced at a ratio of 1-for-20, so that every twenty Public Warrants will entitle a holder to purchase one New Ordinary Share. The exercise price of the Public Warrants will increase accordingly from $11.50 per share to $230.00 per New Ordinary Share.

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.